1934 Act Registration No. 1-31731

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Dated January 10, 2018

Chunghwa Telecom Co., Ltd.

(Translation of Registrant’s Name into English)

21-3 Hsinyi Road Sec. 1,

Taipei, Taiwan, 100 R.O.C.

(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of form 20-F or Form 40-F.)

Form 20-F  ☒☒   Form 40-F  ☐☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐☐   No☒☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable )

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Chunghwa Telecom Co., Ltd. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 10, 2018

Chunghwa Telecom Co., Ltd.

By:	/s/Shui-Yi Kuo
Name:	Shui-Yi Kuo
Title: Chief Financial Officer

Exhibit

Exhibit	Description

99.01	Announcement on 2017/12/11 : The Company to hold Non-deal Roadshow overseas
99.02	Announcement on 2017/12/26 : Chunghwa Telecom to hold conference call for the fourth quarter 2017 results
99.03	Announcement on 2018/01/10 : Chunghwa Telecom announces its operating results for December 2017
99.04	Announcement on 2018/01/10: December 2017 sales

EXHIBIT 99.01

The Company to hold Non-deal Roadshow overseas

Date of events: 2017/12/13

Contents:

1. Date of the investor conference: 2017/12/13~2017/12/14

2. Time of the investor conference: 15:30 (Taipei time)

3. Location of the investor conference: Tokyo

4. Brief information disclosed in the investor conference: Co-sponsored by Nomura

5. The presentation of the investor conference release: Please refer to http://mops.twse.com.tw/

6. Will the presentation be released in the Company’s website: Yes, please refer to http://www.cht.com.tw/chtir

7. Any other matters that need to be specified: None

EXHIBIT 99.02

Chunghwa Telecom to hold conference call for the fourth quarter 2017 results

Date of events: 2017/12/26

Contents:

1. Date of the investor conference: 2018/01/31

2. Time of the investor conference: 15:00 (Taipei time)

3. Location of the investor conference: Teleconference

4. Brief information disclosed in the investor conference: Please refer to http://www.cht.com.tw/chtir at 14:30 on January 31, 2018 Taipei time.

5. The presentation of the investor conference release: Please refer to http://mops.twse.com.tw/

6. Will the presentation be released in the Company’s website: Presentation will be released on http://www.cht.com.tw/chtir

7. Any other matters that need to be specified: Teleconference will be held during 15:00-16:00 Taipei time

EXHIBIT 99.03

Chunghwa Telecom announces its operating results for December 2017

Date of events: 2018/01/10

Contents:

1. Date of occurrence of the event: 2018/01/10

2. Company name: Chunghwa Telecom Co., Ltd.

3. Relationship to the Company (please enter "head office" or "subsidiaries"): head office

4. Reciprocal shareholding ratios: N/A

5. Chunghwa Telecom announced its total revenue for 2017 was NT$227.55 billion, a 1.1% decrease year-over-year. Operating income and pretax income were NT$46.73 billion, decreasing by 2.9% year-over-year, and NT$48.03 billion, decreasing by 2.7% year-over-year, respectively. Net income attributable to stockholders of the parent company was NT$38.86 billion, a 3.0% decrease year-over-year. Accumulated EPS was NT$5.01, higher than the guidance. In addition, the total revenue for 2017 reached 98.4% of the full year guidance of 2017, while operating income, pretax income and EPS all exceeded the guidance to 104.6%, 105.1% and 105.4% of the guidance respectively.

In 2017, the consolidated revenue for the fourth quarter was NT$60.92 billion, a 4.4% increase year-over-year. Operating income was NT$10.46 billion, a 5.1% increase year-over-year, and pretax income was NT$10.77 billion, a 10.7% increase year-over-year.

The consolidated revenue for December 2017 was NT$21.93 billion, a 6.0% increase year-over-year. Operating costs and expense were NT$18.99 billion, a 10.1% increase year-over-year. Operating income was NT$2.89 billion, a 3.3% decrease year-over-year, and pretax income was NT$3.15 billion, a 17.4% increase year-over-year. Additionally, net income attributable to stockholders of the parent company was NT$2.45 billion, a 22.0% increase year-over-year, and EPS was NT$0.32.

The increase of total revenue for December 2017 year-over-year was mainly due to the increase of smart device sales revenue and ICT project revenue. The increase of operating costs and expenses year-over-year was also due to the increase of cost of goods sold for smart device and ICT project costs.

In December, mobile communications business revenue increased year-over-year. Value-added service revenue increased year-over-year driven by the growth of 4G and mobile internet subscriber base. However, the overall mobile service revenue decreased due to the decrease of mobile voice revenue resulted from the market competition and VoIP substitution.

Internet revenue increased year-over-year. Broadband access revenue decreased year-over-year while MOD revenue increased year-over-year. Local revenue decreased year-over-year as well while ICT project revenue increased year-over-year.

6. Countermeasures: None

7. Any other matters that need to be specified: None

EXHIBIT 99.04

Chunghwa Telecom

January 10, 2018

This is to report the changes or status of 1) Sales volume 2) Funds lent to other parties 3) Endorsements and guarantees 4) Financial derivative transactions for the period of December 2017.

1) Sales volume (NT$ Thousand)

Period	Items	2017	2016	Changes	%
Dec.	Net sales	21,927,545	20,688,951	(+)1,238,594	(+)5.99%
Jan.-Dec.	Net sales	227,553,866	229,991,428	(-)2,437,562	(-)1.06%